[JetBlue Letterhead]

Confidential Treatment Requested Under FOIA

VIA EDGAR and HAND DELIVERY

September 20, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E., Stop 3561
Washington, D.C. 20549

Attn:     Cecilia Blye, Chief
Office of Global Security Risk

Daniel Leslie
Staff Attorney

Re:     JetBlue Airways Corporation
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 21, 2013
File No. 0-49728

Ladies and Gentlemen:

On behalf of JetBlue Airways Corporation (the “Company” or “JetBlue”), set forth below are the responses to the comments of the Office of Global Security Risk (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission regarding the above referenced filing set forth in the Staff's letter to Mr. David Barger of the Company dated September 10, 2013.

For your convenience, we have repeated each of the comments set forth in the Staff's letter followed by the response to that comment.

General

1.
We note a blog post on your website dated 9/2/2011 indicating that you would begin charter services to Havana, Cuba. An article published in April 2012 confirms that a charter operator uses your planes for flights servicing Cuba. Cuba is designated by the Department of State as a state

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sponsor of terrorism and is subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, whether through subsidiaries, affiliates or other direct or indirect arrangements. Your response should describe any services, products or technology you have provided to or received from Cuba, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the Cuban government or entities it controls.

Response:

In response to the Staff's comment, the Company notes the following:
As detailed herein, the Company, and its affiliates activities pertaining to Cuba are limited to the following:

•
Currently, two U.S. charter operators charter Company aircraft for two round trip flights per-week (changing to three round-trips per week beginning in November and then four weekly round-trips starting in December) between the U.S. and Cuba carrying passengers authorized to travel by the U.S. Treasury Department Office of Foreign Assets Control (“OFAC”). These charter companies are licensed by OFAC, and, as discussed below, the Company holds all required authorizations from OFAC, the U.S. Department of Commerce Bureau of Industry & Security (“BIS”), the U.S. Department of Transportation (“DOT”), and the Federal Aviation Administration (“FAA”).

•	JetBlue makes payments to the Cuban Government for overflight of Cuba as authorized by OFAC regulations.
The Company does not operate any scheduled passenger or cargo flights to or from Cuba. JetBlue has no offices, facilities, equipment, ground services, sales agents, or employees in Cuba. Further, except with regard to overflight arrangements and the filing of certain required passenger and crew information in connection with the charter flights with Cuba discussed below, the Company has no agreements, commercial arrangements or other contacts with the Cuban government, or with entities controlled by that government, and neither provides to, nor receives from, Cuba any services, products or technology. The Company's contacts with Cuba are therefore limited, and its revenues from those contacts are de minimis. It is the Company's policy to comply fully with U.S. economic sanctions laws.

Among our partners, only two fly to Cuba on regular scheduled flights: LAN out of Lima, Peru (LIM to HAV) and Virgin Atlantic out of London, England (LGW to HAV).

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JetBlue does not codeshare with any of its partners into Cuba (and has not done so at any point in the past). JetBlue customers do not accrue or redeem TrueBlue points for codeshare travel to or from Cuba.

Passenger Charter Operations Between the U.S. and Cuba

For foreign policy reasons, U.S. law allows persons subject to the jurisdiction of the U.S. to engage in transactions relating to travel to Cuba (for example to visit family members in Cuba, or engage in journalistic activities). See, e.g., 31 C.F.R. § 515.560. Further, OFAC will license U.S. companies to act as Carrier Service Providers (“CSPs”) to carry such authorized travelers and their baggage to Cuba on non-scheduled flights (e.g., charter flights) and to engage in transactions with Cuban entities. 31 C.F.R. § 515.572.
Currently, JetBlue serves as a “direct air carrier” for two OFAC-licensed CSPs.  All of the JetBlue flights are public charters arranged by the CSPs, as the charter operator.  JetBlue does not sell or market any of the seats on those flights, instead it merely provides the aircraft and crew (and is also responsible for aircraft maintenance and the applicable insurance for the flight operations) in exchange for a fixed fee per round-trip plus any fuel surcharges necessitated by increases in fuel prices over the base fuel cost in the contract.  Payments to JetBlue come from the CSP and must be made in accordance with the DOT regulations governing public charters.  The aircraft is scheduled to complete each round-trip on the same day, and no crewmembers or aircraft are scheduled to stay in Cuba overnight.  Flight and cabin crews remain on board the aircraft while it is on the ground in Cuba.  The maintenance technician who accompanies each flight may do a walkaround of the aircraft on the tarmac to make safety checks but does not enter the Cuban airport terminal.

In connection with these flights, the Company does not make any payments to Cuba or have any contracts with any Cuban entities.  Instead, the CSPs have the agreements with the entities in Cuba, pay all ground handling charges to any service providers in Cuba and arrange (and pay) for any landing permits at Cuban airports.  JetBlue transmits electronically to the Cuban authorities Advance Passenger Information System (APIS) information (names, dates of birth and passport information) for flight/cabin crews for all flights and the passenger APIS for southbound flights (although no payments are associated with these filings), pursuant to operational requirements generally applicable to most international flights.

U.S. Government Authorizations.
JetBlue holds or is authorized to engage in the operations to Cuba under the following U.S. Government Authorizations:

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•
U.S. Department of Transportation (“DOT”).The Company is identified as the direct carrier on Public Charter Prospectus filed by the CSPs, as charter operators, and approved by the DOT. The DOT publishes this information on a periodic basis, most recently on 17 September 2013. See http://www.dot.gov/office-policy/aviation-policy/list-public-charters-2013.

•
U.S. Treasury Office of Foreign Assets Controls (“OFAC”). The Company holds a safety and security license from OFAC that allows employees to engage in transactions related to travel to Cuba to coordinate safety, security and emergency response matters in connection with the flights as a direct carrier for OFAC authorized CSPs.  Starting in 2011, JetBlue employees have made several such trips to Cuba to meet with representatives of Havanatur (the ground handler and slot coordinator), IACC (the civil aviation authority) and ECASA (the airport operator) to conduct safety inspections of facilities/operations, understand regulatory compliance requirements in order to maintain high standards of safety and security, and to prepare for potential emergency responses.  JetBlue employees have also met with the U.S. Interests Section in Havana. Teams have visited airports (Havana, Cienfuegos and Santa Clara) to conduct safety and security inspections prior to commencement of flights and subsequent to startup to ensure ongoing compliance.  These employees include representatives from the Company's Airports, Corporate Security, Dispatch, Emergency Response, Flight Operations, Legal and Technical Operations (aircraft maintenance) Departments.

•
US. Department of Commerce's Bureau of Industry and Security (“BIS”).  The Company holds a license which authorizes the Company to send certain aircraft parts temporarily to a JetBlue aircraft in Cuba that may require repairs, as well as for its employees to carry certain civil communication devices on safety and security travel to Cuba.  The Company files an annual report with BIS. To date no parts have been sent to Cuba. The actual flights to and from Cuba are authorized as temporary sojourns under 15 C.F.R. § 740.15.

•
Federal Aviation Administration (“FAA”). The Company obtained required authorization from the FAA to fly to Cuba. This was done through an approved amendment to the Company's Operations Specifications.

Scope of Company Operations to Cuba.

Currently, JetBlue has a contract with Xael Charters, an OFAC-licensed CSP, to serve as the direct air carrier for one weekly round-trip between Fort Lauderdale, Florida and Havana, Cuba (the flights operate on Mondays) and one weekly round-trip between Fort Lauderdale, Florida and Santa Clara, Cuba (the flights operate on Fridays).  The Havana flights for Xael began in March 2013 and the Santa Clara flights began in June

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2013.  JetBlue also has a contract with ABC Charters, another OFAC-licensed CSP, to serve as a direct air carrier on round-trip flights between Tampa, Florida and Havana, Cuba every Tuesday starting on November 5, 2013.  Recently, JetBlue amended its contract with ABC Charters to add a weekly round-trip on Wednesdays between Tampa, Florida and Santa Clara, Cuba, with these flights scheduled to commence on December 4, 2013.

From September 2011 through November 2012, JetBlue was the direct air carrier for Airline Brokers, an OFAC-licensed CSP, for round-trips between Fort Lauderdale and Havana.  During that period, at various times, operations fluctuated between one and two weekly Havana round-trips.  There was a six-month period during which JetBlue also operated round-trips between Fort Lauderdale, Florida and Cienfuegos, Cuba, also as the direct air carrier for Airline Brokers. JetBlue continues to explore opportunities to serve as the direct air carrier for other OFAC-licensed CSPs for additional flights between the United States and Cuba (as well as potentially additional flights for Xael and ABC).

Overflight Payments to Cuba
In addition to the above charter flights, and consistent with the practice of most other U.S. air carriers, certain JetBlue flights regularly overfly Cuban airspace en route to other international destinations (such routings are much more direct, saving time and fuel, and certain service allowed by treaties would not be commercially feasible without routing aircraft over Cuba).  The Company must obtain permits and pay overflight fees in connection with these operations.  To date, JetBlue has used an OFAC-licensed third party to assist with these payments (the Company pays the third party, and the third party then makes the payment to the Cuban authorities under its own OFAC license). These standard overflight fees are payable monthly and, for the period July 2012 through July 2013, averaged approximately $137,000 per month. This amount has increased over the past several years as JetBlue has expanded its scheduled international service to places such as the Cayman Islands, Colombia, Costa Rica and Jamaica. In late August 2013, JetBlue began obtaining the overflight permits on its own by sending its flight schedule to IACC via electronic mail. In October 2013, the Company plans to begin making the payments itself via the International Air Transport Association (IATA) clearinghouse and pursuant to the general license granted by 31 C.F.R. § 515.548 in December 2012.

2.
Please discuss the materiality of any contacts with Cuba described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential

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impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba.

In response to the Staff's comment, JetBlue notes the following:

JetBlue's contacts with Cuba are limited. We do not believe such contacts pose a material investment risk to JetBlue's investors. The Company has considered both quantitative and qualitative factors in reaching this conclusion. Specifically, JetBlue's total consolidated revenues were approximately $2.6 billion in the first half of 2013, $5 billion in fiscal 2012, and $4.5 billion in fiscal 2011. (JetBlue obtained its OFAC license and started the subject charter service in 2011, as more fully discussed above in response to question 1.) JetBlue has no assets in or liabilities arising from Cuba. The revenue received by JetBlue involving Cuba is de minimis, as shown in the chart below (and the operations to Cuba (two flight segments currently on two and in the future to be on four days per week) constitute a small fraction of JetBlue's over 700 daily flights). JetBlue believes such revenues would be viewed as immaterial by investors in light of JetBlue's total consolidated revenues.
Approximate consolidated revenues of JetBlue related to Cuba charter flights are set forth below.

2,011	2,012	2013 (through 6/30)
	(in thousands)
$[***]	$[***]	$[***]

To the knowledge of JetBlue's chief financial officer, general counsel, corporate secretary, and director of investor relations, JetBlue has not received any material comments or questions from investors or securities analysts regarding its contacts with Cuba. The Company respectfully submits that having charter operations to and from and overflights over Cuba is not uncommon among its industry peers. In addition, the Company believes that its operations are in accordance with all applicable governmental authorizations and permits. Based on the above, the Company has no reason to conclude

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that its existing stockholders or potential new investors, taken as a whole, consider its involvement with Cuba as a factor that negatively affects its reputation or share value. Further, JetBlue does not believe its contacts with Cuba will cause it to be a target of groups with disinvestment or similar initiatives. As a result, the Company believes its limited contacts with Cuba do not constitute a factor that a reasonable investor would deem important in making an investment decision.

******
In connection with responding to the Staff's comments, the Company is aware of and acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to the Staff's comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert the Staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We would be pleased to receive any responses and are prepared to make every effort to respond in a timely manner to the Staff 's comments. If the Staff wishes to discuss the responses provided, please do not hesitate to contact Don Daniels at (718) 709-3104.

Sincerely,

/s/ Donald Daniels___________________
Donald Daniels
Vice President, Controller and
Chief Accounting Officer
(principal accounting officer)

cc:     Max Weber
Assistant Director
Division of Corporation Finance
David Barger
Mark Powers
Jim Hnat

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